UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Palmer Square Funds Trust

Address of Principal Office (No. & Street, City, State, Zip Code):

1900 Shawnee Mission Parkway, Suite 315
Mission Woods, KS 66205

Telephone Number (including area code):

816-994-3200

Name and address of agent for service of process:

Stacy Brice

Chief Compliance Officer
and Legal Counsel
1900 Shawnee Mission Parkway, Suite 315
Mission Woods, KS 66205

With copies of Notices and Communications to:

Joseph M. Mannon
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒          NO ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Mission Woods and State of Kansas on the 6th day of March, 2024.

Palmer Square Funds Trust

		By:	/s/ Scott A. Betz
Scott A. Betz
Sole Trustee
ATTEST:

By:	/s/ Jeffrey D. Fox
Name:	Jeffrey D. Fox
Title:	Principal Financial Officer